Chrysler Center 666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

December 7, 2021

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Fetterolf Jennifer López-Molina

Re:	ShiftPixy, Inc.

Draft Registration Statement on Form S-3

Filed September 17, 2021

File No. 333-259619

Ladies and Gentlemen:

This letter sets forth the response of ShiftPixy, Inc. (the “Company”) to the comment letter, dated October 5, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 publicly filed with the Commission on September 17, 2021. Concurrently, the Company is filing publicly an amendment to the registration statement (the “Amendment”). Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response. When indicated, the responses below are contained in the Amendment. References to page numbers in this letter refer to the pagination of the Amendment.

1.	Please prominently disclose that ShiftPixy Investments, Inc. plans to invest an aggregate of $20,284,000 in the SPACs (or up to $22,159,000 if the over-allotment option of each SPAC is exercised in full) and describe the funding source of your investments. Additionally, please clarify whether this investment amount includes the private placement warrants you will receive upon the closing of each SPAC's initial public offering, and the $500,000 loan to each SPAC that you disclose on page 29 of your Quarterly Report on Form 10-Q for the quarter ended May 31, 2021. Please make conforming changes in your risk factor on page 8.

As a related matter, please quantify the costs incurred to date from the SPAC investments and briefly discuss the nature of such costs. For example, discuss any amounts used related to the $500,00 loans you agreed to provide each SPAC to fund their IPO expenses. Please also discuss, in an appropriate section, the risks related to the repayment of these loans. In this regard, we note your disclosure on page 29 of your Quarterly Report on Form 10-Q for the quarter ended May 31, 2021 that repayment of such loans will be from the IPO proceeds and the sale of the Placement Warrants you will receive in connection with the SPAC's IPO.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 4, 5 and 11 of the Amendment.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ December 7, 2021 Page 2

2.	Please disclose here, as you do on page 12, that you intend to the use the potential $12.66 million proceeds from the cash exercise of the warrants in order to fund sponsor-related activities regarding your SPACs. To the extent that such use of proceeds is distinct from your proposed aggregate investment of $22,159,000 in your SPACs, please disclose the amounts that you intend to allocate to each of your SPACs and the form of such allocations (for example, whether through loans or the purchase of shares or warrants). Please make conforming changes to the Use of Proceeds section.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 5 and 15 of the Amendment.

3.	Please provide an update regarding the current status of each SPAC and, if known, an estimate of when each initial public offering will be consummated. Please discuss the extent to which your recent private placements and this resale transaction are related to the SPACs' initial public offerings. If so, discuss the timing of each transaction and any risks to your investors if you are not be able to appropriately fund your investment in the SPACs.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 4 and 5 of the Amendment.

4.	Please discuss the possibility that each SPAC may compete with you for suitable acquisition targets. Please also address that these SPACs may enter into an initial business combination with a target business that is affiliated with you, your wholly-owned subsidiary ShiftPixy Investments, Inc., your directors or officers and discuss any related risks, if applicable. Make conforming changes to your risk factors, as applicable.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 5 of the Amendment.

5.	Please disclose any specific plans with respect to raising additional capital for the next 12 months and address the extent that such capital raising activities are connected to the sponsorship of your SPACs. To the extent that your anticipated financing is in connection with your SPACs, please discuss the risk that each of your SPACs do not complete its initial business combination. Please further address the possibility that, even if ultimately completed, such business combinations may not be completed in the next 12 months. In this regard, we note your disclosure on page 38 of your Quarterly Report on Form 10-Q for the quarter ended May 31, 2021 that "[you] believe that the staffing SPACs, after completing their initial business combinations, will generate significant revenues for ShiftPixy by virtue of entering into client service agreements with [you] after completing the De-SPAC process."

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 5, 10 and 12 of the Amendment.

6.	Please discuss whether your plan to invest in your HRIS platform over the next 12 months is materially reliant on the anticipated service agreements that you contemplate entering into following your potential De-SPAC transactions. To the extent material, please also disclose the risk that you may not realize the benefits of your HRIS platform investment if your SPACs do not complete their initial business combinations.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 10 of the Amendment.

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7.	Please highlight the risk that your SPACs may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders of your SPACs, rather than liquidate. Please address how a less favorable De-SPAC business combination could impact your shareholders.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 11 of the Amendment.

8.	We note your disclosure that Mr. Absher serves as a director of each SPAC. Please amend your disclosure to indicate that he is Chairman of the board of directors.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 11 and 12 of the Amendment.

9.	Please highlight all material interests of your officers and directors, including fiduciary or contractual obligations, to the SPACs. In particular, please discuss whether your officers and directors may have competitive pecuniary interests that conflict with the interests of the SPACs.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 12 of the Amendment.

10.	Please amend your disclosure here to identify Bailey, Stock, Harmon, Cottam, Lopez LLP as the law firm passing upon the validity of your shares, as we note that such law firm has provided the opinion filed as Exhibit 5.1.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure to identify Bailey, Stock, Harmon, Cottam, Lopez LLP as the law firm passing upon the validity of the Company’s shares.

11.	In light of your agreement to invest in four SPACs, please provide us with your analysis as to whether you are considered an investment company pursuant to the Investment Company Act of 1940 and subject to registration thereunder. In this regard, we note your investment in founder shares and private placement warrants in each SPAC.

Response: The Company does not believe its investment in founder shares and private placement warrants in each SPAC will require it to register as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”). Section 3(a)(1)(C) of the 1940 Act defines “investment company” to mean any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets. While the Company’s investment in the SPACs may temporarily exceed the 40% threshold, such investment is an extraordinary event that falls within the safe harbor under Rule 3a-2 of the 1940 Act, which allows a 3(a)(1)(C) investment company (as a “transient investment company”) a grace period of one year from the date of classification, to avoid registration under the 1940 Act.

The Commission’s IM Guidance Update No. 2017-03 (March 2017) specifically states that the “purpose of Rule 3a-2 is to temporarily relieve certain issuers that are in transition to a non-investment company business from the registration and other requirements of the 1940 Act.” In that guidance, the Staff also acknowledged that the “one-year period for transient investment companies should be available to issuers that have a bona fide intent to be engaged primarily in a non-investment company business.” As provided in Rule 3a-2, during the one-year period, the issuer must undertake activities that are consistent with an objective to no longer be an “investment company” by the end of this period. In addition, the issuer’s board of directors must adopt a resolution that commits the issuer to undertake activities in order to achieve this objective.

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The Company’s board of directors has adopted a resolution committing the Company to its historical operating business to provide human capital outsourcing solutions which does not include the business of investing, reinvesting, owning, holding, or trading in securities, and owning or proposing to acquire investment securities. Furthermore, each SPAC initial public offering registration statement and related prospectus includes an exception permitting the Company’s wholly-owned subsidiary, ShiftPixy Investments, Inc. (“Investments”), which is the sponsor of each SPAC and holds the founder shares and private placement warrants of each SPAC, to transfer its ownership in the founder shares at any time to the extent that Investments determines, in good faith, that such transfer is necessary to ensure that it and/or any of its parents, subsidiaries or affiliates are in compliance with the 1940 Act.

The Company expects each SPAC to operate as a separately managed, publicly traded entity following the completion of their respective initial business combinations. The Company anticipates entering into service agreements with each of these post-business combination entities that will allow them to participate in the Company’s HRIS platform which the Company hopes will help grow its historical business. The Company does not plan to hold founder shares in any SPAC beyond the one-year safe harbor that would require it to register as an “investment company” under the 1940 Act. As a result, the Company believes that it will not be required to register as an investment company under the 1940 Act.

If you have any questions or comments in connection with this letter or the Amendment, please contact the undersigned by phone at (212) 692-6784 or via e-mail at ikblumenthal@mintz.com.

Very truly yours,

/s/ Ivan K. Blumenthal
Ivan K. Blumenthal

cc:	Scott W. Absher, Chief Executive Officer (ShiftPixy, Inc.)